# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aureus Greenway Holdings Inc, CIK 0002009312
CUSIP: 05156D102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2995 REMINGTON BLVD, Kissimmee, Florida (FL), 34744
Date of event which requires filing of this statement: 02/10/2025
Filed by CIK 0002064776
Persons authorized to receive notices and communications: ChiPing Cheung, 2995 Remington Blvd., Kissimmee, Florida (FL), 34744, (407) 344 4004

## Reporting persons
- ChiPing Cheung (CIK 0002064776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,352,000; shared voting power 0; sole dispositive power 4,352,000; shared dispositive power 0; aggregate amount beneficially owned 4,352,000 (31.4% of the class)
  Comment: 1. ChiPing Cheung (the "Reporting Peron"), the chief executive officer and director of Aureus Greenway Holdings Inc, is the sole shareholder and director of Chrome Fields Asset Management LLC, a company owned and controlled by the Reporting Person, which holds 4,352,000 shares of common stock and 4,000,000 shares of series A preferred stock in Aureus Greenway Holdings Inc.
  
  2. The calculation above is based on 13,880,000 shares of common stock of Aureus Greenway Holdings Inc. issued and outstanding as of the date hereof.
- Chrome Fields Asset Management LLC (CIK 0002065549): type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 4,352,000; shared voting power 0; sole dispositive power 4,352,000; shared dispositive power 0; aggregate amount beneficially owned 4,352,000 (31.4% of the class)
  Comment: 1. Chrome Fields Asset Management LLC (the "Reporting Person"), a company incorporated in the state of Florida is beneficially owned and controlled by ChiPing Cheung and directly holds 4,352,000 shares of common stock of Aureus Greenway Holdings Inc. and 4,000,000 shares of series A preferred stock of Aureus Greenway Holdings.
  
  2. The calculation above is based on 13,880,000 shares of common stock outstanding of Aureus Greenway Holdings Inc. issued and outstanding as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Aureus Greenway Holdings Inc
Address of issuer's principal executive offices: 2995 REMINGTON BLVD, Kissimmee, Florida (FL), 34744

## Item 2. Identity and Background
Name of person filing: ChiPing Cheung
Residence or business address: Aureus Greenway Holdings Inc. 2995 Remington Blvd. Kissimmee, FL 34744.
Present principal occupation or employment: ChiPing Cheung is the chief executive officer and director of Aureus Greenway Holdings Inc. with the principal business address of 2995 Remington Blvd. Kissimmee, FL 34744.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Aureus Greenway Holdings Inc. (the "Company") was incorporated on December 22, 2023. In connection with the incorporation, on January 17, 2024, the Company issued (i) a total of 8,160,000 shares of common stock of the Company to Ace Champion Investments Limited (as to 6,800,000 shares of common stock of the Company), and Trendy View Assets Management (as to 1,360,000 shares of common stock of the Company), for total consideration of $8,160, (ii) a total of 10,000,000 shares of the Company's series A preferred stock to Ace Champion Investments Limited (as to 5,000,000 shares of the Company's series A preferred stock), Trendy View Assets Management (as to 1,000,000 shares of the Company's series A preferred stock), and Chrome Fields Asset Management LLC (as to 5,000,000 shares of the Company's series A preferred stock), for total consideration of $10,000, and (iii) 5,440,000 shares of common stock of the Company to Chrome Fields Asset Management LLC, in exchange for the right to receive 100 ordinary shares, par value $1.00 of Pine Ridge Group Limited, the Company's wholly owned subsidiary. The transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(a)(2) and/or Regulation D and/or Regulation S thereof.

On June 11, 2024, the Company's board of directors and shareholders holding a majority of the voting power of the Company's issued and outstanding voting capital stock implemented a reverse stock split in a ratio of 1.25-for-1 (the "Reverse Stock Split") upon approval of which the Company filed articles of amendment to the articles of incorporation of the Company, in order to implement the Reverse Stock Split. As a result, Ace Champion Investments Limited holds 5,290,000 shares of common stock and 5,000,000 shares of series A preferred stock of the Company.

Personal Funds - Personal Funds of reporting person

## Item 4. Purpose of Transaction
Purpose of transaction:
ChiPing Cheung is the chief executive officer, director, and a pre-IPO shareholder of Aureus Greenway Holdings Inc. ChiPing Cheung acquired and continues to hold the securities with the intent to exercise control over Aureus Greenway Holdings Inc.

Except as set forth herein, ChiPing Cheung does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4. However, as an officer, a director and a significant shareholder of Aureus Greenway Holdings Inc., ChiPing Cheung intends to actively participate in Aureus Greenway Holdings Inc.'s management, strategic direction, and corporate governance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 4,352,000 and 31.4%
Number of shares as to which each person has sole or shared power to vote or dispose: 4,352,000
Transactions in the class effected during the past sixty days: ChiPing Cheung has not engaged in any transaction in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss. 240.13d-101), whichever is less.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Aureus Greenway Holdings Inc.'s securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The Agreement and Plan of Share Exchange dated January 17, 2024 (attached hereto as Exhibit A) between the Issuer and ChiPing Cheung, the Reporting Person, under which an aggregate of 5,440,000 shares of common stock of Aureus Greenway Holdings Inc. were issued to the ChiPing Cheung and his assignees.

The Assignment Agreement between ChiPing Cheung and Chrome Fields Asset Management LLC dated January 17, 2024 (attached hereto as Exhibit B), under which 5,440,000 shares of common stock of Aureus Greenway Holdings Inc. were assigned to Chrome Fields Asset Management LLC.

## Signatures
- ChiPing Cheung: /s/ ChiPing Cheung, ChiPing Cheung/ Chief Executive Officer and Director (04/30/2025)
- Chrome Fields Asset Management LLC: /s/ ChiPing Cheung, ChiPing Cheung/ Sole Member of Chrome Fields Asset Management LLC (04/30/2025)